UEG-GREEN ENERGY SOLUTIONS/ALBERTA, INC.

300 Brickstone Square-Suite 201

Andover, Massachusetts 01801

(603) -362-6046

July 3, 2013

FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-6010

Attn: Catherine Brown, Esq.

RE:	UEG-Green Energy Solutions/Alberta, Inc. Registration Statement on Form S-1 333—176226

Gentlemen/Ladies:

Reference is made to the above-described registration statement on Form S-1 (the “Registration Statement”) of UEG-Green Energy Solutions/Alberta, Inc. (“Registrant”) filed with the Securities and Exchange Commission (the “Commission”) on August 11, 2011 under the Securities Act of 1933.

I am the authorized agent for service on the cover page of the Registration Statement and a signatory to the Registration Statement. On behalf of the Registrant, and pursuant to Rules 477 and 478 of the General Rules and Regulations of the Commission under the Securities Act, the Registrant hereby requests the withdrawal of the Registration Statement on the grounds that the project described therein has been abandoned. Please be further advised that pursuant to Rule 477(c) no securities of the Registrant were sold in connection with the offering. The Registrant respectfully submits that the withdrawal is consistent with the public interest and the protection of investors as formulated in Rule 477(a).

Very truly yours,

UEG-Green Energy Solutions/Alberta, Inc.

By: /s/ Kyle E. Barnett
Kyle E. Barnette, Authorized Agent